UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Nutanix Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

67059N108

(CUSIP Number)

October 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67059N108

1.	Names of Reporting Persons Macquarie Group Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Sydney, New South Wales Australia
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.

Aggregate Amount Beneficially Owned by Each Reporting Person

1,575,928 deemed beneficially owned due to reporting person’s ownership of Macquarie Bank Limited, Delaware Management Holdings Inc., Delaware Management Business Trust and Delaware Smid Cap Growth Fund whose individual holdings are shown on the following forms.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.22%
12.	Type of Reporting Person (See Instructions) HC

CUSIP No. 67059N108

1.	Names of Reporting Persons Macquarie Bank Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Sydney, New South Wales, Australia
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.

Aggregate Amount Beneficially Owned by Each Reporting Person

1,575,928 deemed beneficially owned due to reporting person’s ownership of Delaware Management Holdings Inc., Delaware Management Business Trust and Delaware Smid Cap Growth Fund whose individual holdings are shown on the following forms

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.22%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 67059N108

1.	Names of Reporting Persons Delaware Management Holdings Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization State of Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,587,828
	6.	Shared Voting Power 8,100
	7.	Sole Dispositive Power 1,575,928
	8.	Shared Dispositive Power 0
9.

Aggregate Amount Beneficially Owned by Each Reporting Person

1,575,928 deemed beneficially owned due to reporting person’s ownership of Delaware Management Business Trust and Delaware Smid Cap Growth Fund.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒
11.	Percent of Class Represented by Amount in Row (9) 9.22%
12.	Type of Reporting Person (See Instructions) HC

CUSIP No. 67059N108

1.	Names of Reporting Persons Delaware Management Business Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization State of Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,587,828
	6.	Shared Voting Power 8,100
	7.	Sole Dispositive Power 1,575,928
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,575,928 deemed beneficially owned due to reporting person’s ownership of Delaware Smid Cap Growth Fund.
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒
11.	Percent of Class Represented by Amount in Row (9) 9.22%
12.	Type of Reporting Person (See Instructions) IA

CUSIP No. 67059N108

1.	Names of Reporting Persons Delaware Smid Cap Growth Fund, a series of Delaware Group Equity Funds IV
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization State of Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,443,350
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,443,350
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,443,350 deemed beneficially owned due to reporting person’s ownership of Delaware Smid Cap Growth Fund.
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒
11.	Percent of Class Represented by Amount in Row (9) 8.44%
12.	Type of Reporting Person (See Instructions) IC

Item 1.

	(a)	Name of Issuer Nutanix Inc.

	(b)	Address of Issuer’s Principal Executive Offices 1740 Technology Drive, Suite 50, San Jose CA 95110

Item 2.

(a)

Name of Person Filing

This Schedule 13G is jointly filed by Macquarie Group Limited, Macquarie Bank Limited, Delaware Management Holdings, Inc., Delaware Management Business Trust AND Delaware Smid Cap Growth Fund.

(b)

Address of Principal Business Office or, if none, Residence

The principal business address of Macquarie Group Limited and Macquarie Bank Limited is No.1 Martin Place Sydney, New South Wales, Australia. The principal business address of Delaware Management Holdings Inc, and Delaware Management Business Trust is 2005 Market Street, Philadelphia, PA 19103.

(c)

Citizenship

Macquarie Group Limited and Macquarie Bank Limited- Sydney, New South Wales, Australia Corporation

Delaware Management Holdings Inc. and Delaware Management Business Trust – incorporated or formed under the laws of the State of Delaware.

	(d)	Title of Class of Securities Common Stock

	(e)	CUSIP Number 67059N108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: See responses on the cover page hereto.
(b) Percent of class: See responses on the cover page hereto.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote See responses on the cover page hereto.

(ii) Shared power to vote or to direct the vote 0

(iii) Sole power to dispose or to direct the disposition of See responses on the cover page hereto.

(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

See Exhibit A.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Macquarie Group Limited	November 10, 2016
Date

/s/ Gus Wong	/s/ Charles Glorioso
Signature	Signature

Gus Wong Attorney-in-Fact	Charles Glorioso Attorney-in-fact

Macquarie Bank Limited	November 10, 2016
Date

/s/ Gus Wong	/s/ Charles Glorioso
Signature	Signature

Gus Wong Attorney-in-Fact	Charles Glorioso Attorney-in-fact

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Delaware Management Holdings, Inc	November 10, 2016
Date

/s/ Brian L. Murray
Signature

Brian L. Murray Chief Compliance Officer

Delaware Management Business Trust	November 10, 2016
Date

/s/ Brian L. Murray
Signature

Brian L. Murray Chief Compliance Officer

EXHIBIT A

AGREEMENT TO FILE JOINT ACQUISITION STATEMENTS

AGREEMENT made this 11th day of FEBRUARY, 2016 by and between Delaware Investments Family of Funds listed on Annex A hereto, Delaware Management Business Trust, Delaware Management Holdings, Inc, and the Macquarie Parties listed on Annex B hereto (collectively referred to as the “parties”).

WHEREAS, the parties hereto may be deemed to be the direct or indirect beneficial owners of the same equity securities for the purpose of the reporting requirements of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and

WHEREAS, the regulations promulgated under Section 13(d) of the Exchange Act permit the joining of such beneficial owners in the filing of a single Joint Acquisition Statement reporting such ownership to the Securities and Exchange Commission.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, and each of the parties hereto intending to be legally bound, it is agreed as follows:

1. In the event that any two or more parties shall be deemed to be the direct or indirect beneficial owners of the same equity security required to be reported to the Securities and Exchange Commission such parties may join together in the filing of a Joint Acquisition Statement with respect to that security. Additional persons who may after the date hereof be deemed to be the direct or indirect beneficial owners of the same equity security as a party hereto and required to be reported to the Securities and Exchange Commission (a “New Party”) may be added as a party this agreement by signing a counterpart hereof. An amendment to this agreement is deemed effective upon the signature of such new party and the amendment of the applicable Annex which may be affixed to this agreement as amended. Each party hereto agrees that this agreement, as it may be amended from time to time as provided herein, is a valid and binding agreement of each such party.

2. With respect to each Joint Acquisition Statement in which a party joins, each party acknowledges that (a) it will be eligible under applicable regulations of the Securities and Exchange Commission to join in the filing and (b) it will be responsible for the timely filing of such statement and any amendments thereto and the completeness and accuracy of the information concerning such party; but each such party shall not be responsible for the completeness and accuracy of the information concerning the other parties making the filing, unless such party knows or has reason to believe that such information with respect to such other parties is inaccurate.

3. The parties consent to the inclusion of a copy of this agreement as an exhibit to any Joint Acquisition Statement filed on behalf of any of them.

IN WITNESS WHEREOF, the parties hereto have executed this agreement by their duly authorized officers as of the date set forth above.

DELAWARE INVESTMENTS FAMILY OF FUNDS (listed on Annex A hereto)

ATTEST BY:

/s/ Brian L. Murray	/s/ David Connor
Signature	Signature

Brian L. Murray Chief Compliance Officer	David Connor General Counsel

DELAWARE MANAGEMENT BUSINESS TRUST

/s/ Brian L. Murray	/s/ David Connor
Signature	Signature

Brian L. Murray Chief Compliance Officer	David Connor General Counsel

DELAWARE MANAGEMENT HOLDINGS, INC.

/s/ Brian L. Murray	/s/ David P. O’Connor
Signature	Signature

Brian L. Murray Chief Compliance Officer	David P/ O’Connor General Counsel

THE MACQUARIE PARTIES (LISTED ON ANNEX B HERETO)

ATTEST BY:

/s/ Gus Wong	/s/ Charles Glorioso
Signature	Signature

Gus Wong Attorney-in-Fact	Charles Glorioso Division Director

JOINT FILING AGREEMENT AMENDMENT

Macquarie Americas Corp. may be deemed to be a direct or indirect beneficial owner of the same equity securities for the purpose of the reporting requirements of Section 13(d) of the Securities Exchange Act of 1934, as amended, as the parties to the Joint Filing Agreement dated February 11th, 2016 and hereby agree to become a Macquarie party thereto by execution of the below counterpart to such agreement.

IN WITNESS WHEREOF, the parties hereto have executed this agreement by their duly authorized officers on February 11th, 2016.

MACQUARIE AMERICAS CORP.

ATTEST BY:

/s/ Paul Beck	/s/ Brian Hughes
Signature	Signature

Paul Beck Executive Director	Brian Hughes Executive Director

JOINT FILING AGREEMENT AMENDMENT

Macquarie Group (US) Holdings No. 1 Pty Ltd. may be deemed to be a direct or indirect beneficial owner of the same equity securities for the purpose of the reporting requirements of Section 13(d) of the Securities Exchange Act of 1934, as amended, as the parties to the Joint Filing Agreement dated February 11th, 2016 and hereby agree to become a Macquarie party thereto by execution of the below counterpart to such agreement.

IN WITNESS WHEREOF, the parties hereto have executed this agreement by their duly authorized officers on February 11th, 2016.

Macquarie Group (US) Holdings No. 1 Pty Ltd

ATTEST BY:

/s/ Gus Wong	/s/ Charles Glorioso
Signature	Signature

Gus Wong Attorney-in-Fact	Charles Glorioso Division Director

Annex A— Delaware Investments Family of Funds

DELAWARE GROUP EQUITY FUNDS I

DELAWARE GROUP EQUITY FUNDS II

DELAWARE GROUP EQUITY FUNDS III

DELAWARE GROUP EQUITY FUNDS IV

DELAWARE GROUP EQUITY FUNDS V

DELAWARE GROUP INCOME FUNDS

DELAWARE GROUP LIMITED-TERM GOVERNMENT FUNDS

DELAWARE GROUP CASH RESERVE

DELAWARE GROUP GOVERNMENT FUND

DELAWARE GROUP STATE TAX-FREE INCOME TRUST

DELAWARE GROUP TAX-FREE FUND

DELAWARE GROUP GLOBAL & INTERNATIONAL FUNDS

DELAWARE GROUP TAX-FREE MONEY FUND

DELAWARE GROUP ADVISER FUNDS

DELAWARE VIP TRUST

DELAWARE POOLED TRUST

DELAWARE GROUP FOUNDATION FUNDS

DELAWARE INVESTMENTS DIVIDEND AND INCOME FUND, INC.

DELAWARE ENHANCED GLOBAL DIVIDEND AND INCOME FUND

VOYAGEUR INSURED FUNDS

VOYAGEUR INTERMEDIATE TAX FREE FUNDS

VOYAGEUR MUTUAL FUNDS

VOYAGEUR MUTUAL FUNDS II

VOYAGEUR MUTUAL FUNDS III

VOYAGEUR TAX FREE FUNDS

DELAWARE INVESTMENTS COLORADO MUNICIPAL INCOME FUND, INC.

DELAWARE INVESTMENTS NATIONAL MUNICIPAL INCOME FUND

DELAWARE INVESTMENTS MINNESOTA MUNICIPAL INCOME FUND II, INC.

Annex B — the Macquarie Parties

Macquarie Group Limited

Macquarie Bank Limited

Macquarie Affiliated Managers (USA) Inc.

Macquarie Affiliated Managers Holdings (USA) Inc.

Macquarie Americas Holdings Pty Ltd.

Macquarie B.H. Pty Limited

Macquarie FG Holdings Inc.

Macquarie Funding Holdings Inc.

Macquarie Investment Management Limited

Macquarie Americas Corp.

Macquarie Group (US) Holdings No. 1 Pty Ltd

EXHIBIT B

Powers of Attorney for Macquarie Group Limited and Macquarie Bank Limited incorporated by reference to 13G filings made by Macquarie Group Limited and Macquarie Bank Limited on September 9, 2011.